BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

[redacted]

02049816

BAA

13 June 2002

02 SEP -6 AM 9:01

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

pp **Marcela Zeman**
Head of Investor Relations

dlw 9/9

To: Marcela Zeman
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 13 June 2002

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____

Signed

____

Name

____

Date

BAA

Embargoed until 0700 hrs Thursday 13 June 2002

MODEST GROWTH AT BAA AIRPORTS IN MAY

BAA plc's seven UK airports handled a total of 10.7 million passengers in May, an increase of +0.8% on the same month last year.

Among key markets in May there were increases of +9.8% and +7.2% in domestic and Irish traffic respectively. European scheduled traffic added +0.9%. North Atlantic traffic saw a drop of -4.6% and other long haul traffic was down -3.5% on last May. European charter routes were down by -3.8%.

Amongst the individual airports Stansted continued its strong pattern of growth at +16.9% with strong domestic, Irish and European scheduled traffic underpinning the success. Edinburgh grew +16.2% and Glasgow added +11.0%. Growth at these airports was strengthened by the low cost scheduled airlines and additional traffic generated by the European Champions League final in Glasgow.

Heathrow recorded an increase of +1.4% with North Atlantic traffic up +2.5% and other long haul traffic up +6.9%. Gatwick -11.7%, is still impacted by the transfer of routes to Heathrow, but easyJet continues to expand its network at the airport.

In total the number of air transport movements was down by -2.7% but the long term decline in cargo tonnage seems close to be bottoming out with a drop of just -1.2% for the month.

Mf.../

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659
www.baa.com

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield, BAA plc**
Tel:+44 (0) 20 7932 6654

City enquiries: **Maureen Spence, BAA plc**
Tel: +44 (0) 20 7932 6776

BAA Traffic Summary : May 2002

Terminal Passengers (000s)	Month	% Change	Fin year to date: Apr-02 to May-02	% Change	12 months to May-02	% Change
Heathrow	5,133.9	1.4	10,208.4	-1.1	60,253.5	-5.4
Gatwick	2,510.1	-11.7	4,585.1	-14.8	29,691.8	-7.8
Stansted	1,378.1	16.9	2,596.2	12.4	14,369.7	13.3
London Area Total	**9,022.1**	**-0.7**	**17,389.7**	-3.5	**104,315.0**	**-3.9**
Southampton	73.7	-7.0	136.7	-8.2	828.7	-4.8
Glasgow	734.4	11.0	1,279.6	7.9	7,426.2	5.8
Edinburgh	607.4	16.2	1,155.2	16.7	6,420.6	12.5
Aberdeen	228.7	-1.5	442.2	0.1	2,553.0	0.1
Scottish Total	**1,570.5**	**10.9**	**2,877.0**	9.9	**16,399.8**	**7.4**
BAA Total	**10,666.3**	**0.8**	**20,403.3**	-1.8	**121,543.6**	**-2.6**

Air Transport Movements	Month	% Change	Fin year to date: Apr-02 to May-02	% Change	12 months to May-02	% Change
Heathrow	39,167	-1.3	77,477	-0.5	455,462	-1.0
Gatwick	20,727	-6.9	38,729	-8.4	235,241	-6.7
Stansted	13,508	-4.6	25,954	-4.5	149,012	-1.5
London Area Total	**73,402**	**-3.6**	**142,160**	-3.5	**839,715**	**-2.7**
Southampton	2,454	0.1	4,792	1.4	28,442	1.0
Glasgow	8,000	-2.9	15,045	-2.4	90,755	0.5
Edinburgh	9,359	8.7	18,211	10.2	103,385	12.5
Aberdeen	7,308	-7.5	14,237	-3.8	85,712	2.0
Scottish Total	**24,667**	**-0.4**	**47,493**	1.6	**279,852**	**5.1**
BAA Total	**100,523**	**-2.7**	**194,445**	-2.2	**1,148,009**	**-0.8**

Cargo (Metric Tonnes)	Month	% Change	Fin year to date: Apr-02 to May-02	% Change	12 months to May-02	% Change
Heathrow	104,138	0.0	202,919	0.2	1,166,880	-8.6
Gatwick	19,906	-17.3	39,162	-18.9	253,808	-18.8
Stansted	15,356	10.2	30,481	11.3	170,097	-3.0
London Area Total	**139,400**	**-1.9**	**272,562**	**-2.0**	**1,590,785**	**-9.8**
Southampton	37	60.9	67	63.4	363	18.6
Glasgow	594	4.4	945	-10.4	5,285	-36.0
Edinburgh	2,302	76.5	3,496	32.1	16,357	-6.9
Aberdeen	331	-11.5	656	-11.0	4,127	-19.8
Scottish Total	**3,227**	**43.6**	**5,097**	14.8	**25,770**	**-16.8**
BAA Total	**142,664**	**-1.2**	**277,726**	-1.7	**1,616,917**	**-10.0**

Above data excludes Air Taxi passengers and Air Taxi movements.

Market Comparison: May 2002

Market	*BAA Total May-01 (000s)*	*BAA Total May-02 (000s)*	*% Change*
Domestic	1,898	2,084	9.8
Eire	494	529	7.2
European Scheduled	3,927	3,962	0.9
European Charter*	1,336	1,285	-3.8
North Atlantic	1,590	1,517	-4.6
Other Long Haul	1,337	1,290	-3.5
Total	**10,581**	**10,666**	**0.8**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary